Exhibit 10.1

NOTE: CERTAIN CONFIDENTIAL INFORMATION HAS BEEN OMITTED FROM THIS DOCUMENT AND REPLACED BY "[*]". A COMPLETE COPY OF THIS DOCUMENT INCLUDING THE CONFIDENTIAL INFORMATION HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

FIFTH AMENDMENT

TO

DEVELOPMENT AND LICENSE AGREEMENT

THIS FIFTH AMENDMENT (the "Fifth Amendment") to the DEVELOPMENT AND LICENSE AGREEMENT by and between NPS Pharmaceuticals, Inc. ("NPS") and Amgen Inc. ("Amgen") is dated as of June 29, 2012 (the "Amendment Effective Date"). NPS and Amgen are referred to in this Fifth Amendment individually as a "Party" and collectively as the "Parties". Additionally, Royalty Sub (as defined below) hereby acknowledges and agrees to the provisions contained in this Fifth Amendment. Certain terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Agreement (as defined below).

RECITALS

WHEREAS, NPS and Amgen have previously entered into a Development and License Agreement effective as of December 27, 1995, as amended by that certain First Amendment to Development and License Agreement and that certain Second Amendment to Development and License Agreement, each effective as of November 19, 2004, that certain Third Amendment to Development and License Agreement, effective as of March 4, 2008, and that certain Fourth Amendment to Development and License Agreement, effective as of August 10, 2011 (collectively, the "Agreement");

WHEREAS, NPS sold, among other things, all of its rights, title, and interests in, to and under the Agreement to receive payments from Amgen, to receive statements under Section 7.6(A) of the Agreement from Amgen and to appoint, and receive reports from, an independent certified public accountant under Section 7.6(C) of the Agreement, to Cinacalcet Royalty Sub LLC ("Royalty Sub");

WHEREAS, Amgen paid a certain amount as an advance against future Royalty payments to Royalty Sub and agreed with NPS that it would withhold future Royalty payments to recapture the advance plus interest;

WHEREAS, the Parties and Royalty Sub desire to resume paying portions of Royalty payments in cash on a current basis, while continuing to withhold the balance of the Royalty payments to recapture the advance plus interest;

WHEREAS, the Parties and Royalty Sub desire to provide for the sale to Amgen of Royalty Sub's right to receive certain of the remaining royalties under the Agreement on Net Sales for the period from and after January 1, 2019;

WHEREAS, NPS and Amgen now desire to amend certain provisions of the Agreement as provided for herein, such amendments to take effect as of the Amendment Effective Date.

NOW THEREFORE, in consideration of the mutual covenants contained in this Fifth Amendment and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
AMENDMENT

Section 1.01   Amendment of Section 7.6(A). Section 7.6(A) of the Agreement is hereby amended by deleting everything after the first sentence therein and inserting the following at the end of the first sentence therein:

> "Notwithstanding the first sentence of this Section 7.6(A) above, until the Advance Recovery Date, Amgen shall not be obligated to pay Royalties to either NPS or Royalty Sub except as follows:
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> (1) Beginning with the first Payment Date following the close of the second calendar quarter of 2012 and until the Advance Recovery Date, Amgen shall withhold $8,000,000 from each quarterly Royalty payment and credit such $8,000,000 first (i) against the Discount Amount and then (ii) against the Unrecaptured Advance.
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> (2) On each Payment Date, Amgen shall remit to Royalty Sub any portion of Royalty payment then due in excess of $8,000,000.
>
> (3) NPS or Royalty Sub shall have the option to repay the Unrecaptured Advance, in whole, together with all accrued and unpaid Discount, at any time upon at least seven (7) days prior written notice; provided, however, that if NPS or Royalty Sub elects to repay the Unrecaptured Advance, together with all accrued and unpaid Discount, on or before June 30, 2013, NPS or Royalty Sub shall pay an additional amount equal to two percent (2%) of the Unrecaptured Advance, and if NPS or Royalty Sub elects to repay the Unrecaptured Advance, together with all accrued and unpaid Discount, after June 30, 2013 but on or before June 30, 2014, NPS or Royalty Sub shall pay an additional amount equal to one percent (1%) of the Unrecaptured Advance.
>
> From and after the Advance Recovery Date, the payment of Royalties in accordance with Section 7.6 shall resume, including the payment of any Royalties that are in excess of the amount needed to satisfy clauses (1) and (2) above. Except as expressly set forth in the following sentence, the Unrecaptured Advance and Discount Amount shall be satisfied solely by the withholding of Royalties (or as otherwise repaid under clause (3) above) and neither NPS nor Royalty Sub shall have any obligation to make any payment in respect thereof. If an Event of Default occurs, then Amgen shall have the option to have NPS repay all or a

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portion of any remaining Unrecaptured Advance (such repayment to be made within [*] days after Amgen's delivery of its request for repayment), provided, however, [*].

"The Discount shall accrue on the Unrecaptured Advance from the Advance Date and shall be computed for each Discount Period on a calendar quarter basis."

"For purposes of this Section 7.6(A), the following terms have the meanings set forth below:

"Advance Date" means September 30, 2011.

"Advance Recovery Date" means the Payment Date on which an amount equal to the Unrecaptured Advance plus the then due Discount Amount shall have been withheld by Amgen from the Royalties or otherwise paid under clause (3) above.

"Discount" means 9% per annum on the Unrecaptured Advance compounded quarterly for each Discount Period.

"Discount Amount" means, on any Payment Date, the amount of accrued and unpaid Discount.

"Discount Period" means the period beginning on (and including) the Advance Date and ending on (but excluding) the first Payment Date thereafter and each successive period beginning on (and including) a Payment Date and ending on (but excluding) the next succeeding Payment Date.

"Event of Default" means an event whereby Amgen's and/or its sublicensees' obligations to pay Royalties to NPS or Royalty Sub under the Agreement cease with respect to Net Sales [*] pursuant to Section 14.2(c) (Default by NPS).

"Payment Date" means the date forty-five (45) days after the close of each calendar quarter during the term of the Agreement.

"Royalty Advance" means the payment by Amgen of $145,000,000 to Royalty Sub as an advance against future Royalties.

"Unrecaptured Advance" means the amount of the Royalty Advance that has not been recaptured by Amgen through the withholding of Royalties or otherwise repaid under clause (3) above as of any Payment Date (it being understood that in no event shall the application of Royalties payable by Amgen towards the Discount hereunder reduce or otherwise be deemed as a recapture of the Unrecaptured Advance)."

Section 1.02   Addition of Section 7.6(G). Section 7.6 of the Agreement is hereby amended by adding a new subsection (G) thereto as follows:

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"(G) Purchase of Royalties. Notwithstanding Section 7.6(A), the parties agree that Amgen will pay to Royalty Sub $25,000,000 on July 13, 2012 by wire transfer to an account designated by Royalty Sub as payment in full for all Royalties accrued after December 31, 2018 on Net Sales of any and all Compounds hereunder in the Territory; [*]. Additionally, in consideration for the foregoing one-time payment, as of January 1, 2019, Amgen shall have a fully paid, royalty-free, unrestricted license to make, use and sell any Compound in the Field of Use in the Territory; [*].

ARTICLE II
MISCELLANEOUS

Section 2.01   Ratification of Agreement; Fifth Amendment Part of Agreement. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Fifth Amendment shall form a part of the Agreement for all purposes, and shall be read and construed together with the Agreement.

Section 2.02   Severability. In the event that any provision of this Fifth Amendment or the application thereof to any Party hereto or to any circumstance or in any jurisdiction governing this Fifth Amendment shall, to any extent, be invalid or unenforceable under any applicable statute, regulation or rule of law, then such provision shall be deemed inoperative to the extent that it is invalid or unenforceable and the remainder of this Fifth Amendment, and the application of any such invalid or unenforceable provision to the Parties, jurisdictions or circumstances other than to whom or to which it is held invalid or unenforceable, shall not be affected thereby nor shall the same affect the validity or enforceability of this Fifth Amendment.

Section 2.03   Governing Law. THIS FIFTH AMENDMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Section 2.04   Counterparts. This Fifth Amendment may be executed in one or more counterparts by the Parties hereto, and each such counterpart shall be considered an original and all such counterparts shall constitute one and the same instrument.

Section 2.05   Headings, Etc. The headings of the Articles and Sections of this Fifth Amendment have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

Section 2.06   Amendment. No amendment, modification or supplement of any provision of this Fifth Amendment shall be valid or effective unless made in writing and signed by a duly authorized officer of each Party.

Section 2.07   Authority. Each Party represents and warrants to the other Party that it has all rights and authority to enter into this Fifth Amendment, and that the terms hereof are not inconsistent with other contractual obligations (express or implied) which it may have.

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Section 2.08   <u>Expenses; Survival</u>. Except as otherwise agreed by the Parties, each Party will bear its own costs, expenses and fees incurred in connection with the transactions contemplated by this Fifth Amendment.

[*Signature Page Follows*]

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IN WITNESS WHEREOF, the Parties hereto have caused this Fifth Amendment to be duly executed, all as of the Amendment Effective Date.

NPS PHARMACEUTICALS, INC.

By: /s/ Francois Nader
    Name: Francois Nader
    Title: President and CEO

AMGEN INC.

By: /s/ Robert A. Bradway
    Name: Robert A. Bradway
    Title: President and CEO

Acknowledged and agreed to by:

CINACALCET ROYALTY SUB LLC

By: /s/ Edward Stratemeier
    Name: Edward Stratemeier
    Title: General Manager

[*Signature Page to Fifth Amendment*]